SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated July 28, 2006, of Director/PDMR Shareholding

                                                           Scottish Power plc

                                                     Long Term Incentive Plan 2006

Scottish Power plc ("the Company") announces that on 27 July 2006 awards to acquire Shares were granted under the Long Term Incentive
Plan 2006 to the following PDMRs  of the Company. Awards vest only if the Remuneration Committee is satisfied that certain gateway performance conditions, relating to the Company's underlying  performance is met. The number of Shares actually transferred is dependent upon the Company's relative position, measured by total shareholder return performance, against a group of investor-owned comparator companies.

____________________________________________________________________________________
PDMR                                                    Number of Shares under Award
____________________________________________________________________________________
Philip Bowman                                           116,666
____________________________________________________________________________________
Simon Lowth                                             76,666
____________________________________________________________________________________
John A Campbell                                         34,166
____________________________________________________________________________________
Sheelagh Duffield                                       20,833
____________________________________________________________________________________
Steve Dunn                                              33,333
____________________________________________________________________________________
Willie MacDiarmid                                       36,666
____________________________________________________________________________________
Susan Reilly                                            35,000
____________________________________________________________________________________
David Rutherford                                        33,333
____________________________________________________________________________________

Enquiries:

John Douglas, Assistant Company Secretary
0141 566 4563

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 28, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary